

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2021

Tom C. Thomas, Esq.
General Counsel and Chief Legal Officer
Vincerx Pharma, Inc.
260 Sheridan Avenue, Suite 400
Palo Alto, CA 94306

> **Re: Vincerx Pharma, Inc.**
> **Registration Statement on From S-1**
> **Filed October 14, 2021**
> **File No. 333-260246**

Dear Mr. Thomas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gabriella Lombardi, Esq.